                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
               Amendment No. 1 to First Amendment and Restatement


                               PURCHASESOFT, INC.
                -----------------------------------------------
                                (Name of Issuer)


                         Common Shares, par value $0.01
                -----------------------------------------------
                         (Title of Class of Securities)


                                    395793201
                -----------------------------------------------
                                 (CUSIP Number)


                            L-R Global Partners, L.P.
                        30 Rockefeller Plaza, 54th Floor
                            New York, New York 10112
                           Attention: J. Murray Logan
                                 (212) 649-5600
                -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
                                 Communications)


                                September 7, 2001
                -----------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].







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CUSIP NO. 395793201                                          PAGE 2 of 11 PAGES
          ---------                                          ------------------

-------------------------------------------------------------------------------
1)       Names of Reporting Person.               L-R Global Partners, L.P.
         Identification No. of
         Above Person (entities only)
-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a
         Member of a Group
         (See Instructions)                   (a)
                                                    ---------------------------
                                              (b)       X
                                                    ---------------------------

-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds
         (See Instructions)                   WC
-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place of
         Organization                                      Delaware
-------------------------------------------------------------------------------
Number of Shares         (7)     Sole Voting Power         0 shares
Beneficially Owned by    ------------------------------------------------------
Each Reporting Person    (8)     Shared Voting Power       27,358,967 shares
With                     ------------------------------------------------------
                         (9)     Sole Dispositive Power    0 shares
                         ------------------------------------------------------
                         (10)    Shared Dispositive Power  27,358,967 shares
-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each       27,358,967 shares
         Reporting Person
-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row
         (11)                                             81.95%
-------------------------------------------------------------------------------
14)      Type of Reporting Person
         (See Instructions)                               PN
-------------------------------------------------------------------------------





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CUSIP NO. 395793201                                          PAGE 3 of 11 PAGES
          ---------                                          ------------------


-------------------------------------------------------------------------------
1)       Names of Reporting Person.        L-R Managers, LLC, as the general
         Identification No. of             partner of L-R Global Partners, L.P.
         Above Person (entities only)
-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a
         Member of a Group
         (See Instructions)                (a)
                                               --------------------------------
                                           (b)    X
                                               --------------------------------

-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds
         (See Instructions)                 Not applicable (See Item 3)
-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place of
         Organization                                         Delaware
-------------------------------------------------------------------------------
Number of Shares         (7)     Sole Voting Power            0 shares
Beneficially Owned by     -----------------------------------------------------
Each Reporting Person    (8)     Shared Voting Power          27,358,967 shares
With                     ------------------------------------------------------
                         (9)     Sole Dispositive Power       0 shares
                         ------------------------------------------------------
                         (10)    Shared Dispositive Power     27,358,967 shares
-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each          27,358,967 shares
         Reporting Person
-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row
         (11)                                                 81.95%
-------------------------------------------------------------------------------
14)      Type of Reporting Person
         (See Instructions)                                   OO
-------------------------------------------------------------------------------





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CUSIP NO. 395793201                                          PAGE 4 of 11 PAGES
          ---------                                          ------------------


-------------------------------------------------------------------------------
1)       Names of Reporting Person.      J. Murray Logan, as a member of
         Identification No. of           L-R Managers, LLC and in his
         Above Person (entities only)    individual capacity
-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a
         Member of a Group
         (See Instructions)              (a)
                                             ----------------------------------
                                         (b)    X
                                             ----------------------------------
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds
         PF with respect to securities with sole voting and dispositive power. Not applicable with respect to securities with shared voting and dispositive power (see Item 3).
-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place of
         Organization                                         U.S.A.
-------------------------------------------------------------------------------
Number of Shares         (7)     Sole Voting Power            300,819 shares
Beneficially Owned by    ------------------------------------------------------
Each Reporting Person    (8)     Shared Voting Power          27,358,967 shares
With                     ------------------------------------------------------
                         (9)     Sole Dispositive Power       300,819 shares
-------------------------------------------------------------------------------
                         (10)    Shared Dispositive Power     27,358,967 shares
-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each          27,659,786 shares
         Reporting Person
-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)   82.85%
-------------------------------------------------------------------------------
14)      Type of Reporting Person
         (See Instructions)                                   IN
-------------------------------------------------------------------------------






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CUSIP NO. 395793201                                          PAGE 5 of 11 PAGES
          ---------                                          ------------------


-------------------------------------------------------------------------------
1)       Names of Reporting Person.      Rockefeller & Co., Inc., as a member
         Identification No. of           of L-R Managers, LLC
         Above Person (entities only)
-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a
         Member of a Group
         (See Instructions)              (a)
                                             ----------------------------------
                                         (b)   X
                                             ----------------------------------
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds
         (See Instructions)                   Not applicable (See Item 3)
-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place of
         Organization                                        New York
-------------------------------------------------------------------------------
Number of Shares         (7)     Sole Voting Power           0 shares
Beneficially Owned by     -----------------------------------------------------
Each Reporting Person    (8)     Shared Voting Power         27,358,967 shares
With                     ------------------------------------------------------
                         (9)     Sole Dispositive Power      0 shares
-------------------------------------------------------------------------------
                         (10)    Shared Dispositive Power    27,358,967 shares
-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each         27,358,967 shares
         Reporting Person
-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)  81.95%
-------------------------------------------------------------------------------
14)      Type of Reporting Person
         (See Instructions)                                  CO
-------------------------------------------------------------------------------





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CUSIP NO. 395793201                                          PAGE 6 of 11 PAGES
          ---------                                          ------------------



-------------------------------------------------------------------------------
1)       Names of Reporting Person.      Rockefeller Financial Services, Inc.,
         Identification No. of           as sole shareholder of
         Above Person (entities only)    Rockefeller & Co., Inc.
-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a
         Member of a Group
         (See Instructions)              (a)
                                             ----------------------------------
                                         (b)    X
                                             ----------------------------------
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds
         (See Instructions)                   Not applicable (See Item 3)
-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place of
         Organization                                        New York
-------------------------------------------------------------------------------
Number of Shares         (7)     Sole Voting Power           0 shares
Beneficially Owned by    ------------------------------------------------------
Each Reporting Person    (8)     Shared Voting Power         27,358,967 shares
With                     ------------------------------------------------------
                         (9)     Sole Dispositive Power      0 shares
                         ------------------------------------------------------
                         (10)    Shared Dispositive Power    27,358,967 shares
-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each         27,358,967 shares
         Reporting Person
-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)  81.95%
-------------------------------------------------------------------------------
14)      Type of Reporting Person
         (See Instructions)                                  HC
-------------------------------------------------------------------------------

CUSIP NO. 395793201                                          PAGE 7 of 11 PAGES
          ---------                                          ------------------


-------------------------------------------------------------------------------
1)       Names of Reporting Person.           Donald S. LaGuardia, as a member
         Identification No. of                of L-R Managers, LLC and in
         Above Person (entities only)         his individual capacity
-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a
         Member of a Group
         (See Instructions)                   (a)
                                                  -----------------------------
                                              (b)     X
                                                  -----------------------------
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds
         PF with respect to securities with sole voting and dispositive power other than stock options. Not applicable with respect to stock options or securities with shared voting and dispositive power (see Item 3).
-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place of
         Organization                                        U.S.A.
-------------------------------------------------------------------------------
Number of Shares         (7)     Sole Voting Power           517,000 shares
Beneficially Owned by    ------------------------------------------------------
Each Reporting Person    (8)     Shared Voting Power         27,358,967 shares
With                     ------------------------------------------------------
                         (9)     Sole Dispositive Power      517,000 shares
                         ------------------------------------------------------
                         (10)    Shared Dispositive Power    27,358,967 shares
-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each         27,875,967 shares
         Reporting Person
-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)  82.26%
-------------------------------------------------------------------------------
14)      Type of Reporting Person
         (See Instructions)                                  IN
-------------------------------------------------------------------------------






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CUSIP NO. 395793201                                          PAGE 8 of 11 PAGES
          ---------

     The statement on Schedule 13D of L-R Global Partners, L.P., L-R Managers, LLC, J. Murray Logan, Rockefeller & Co., Inc., Rockefeller Financial Services, Inc. and Donald S. LaGuardia pertaining to the common shares of PurchaseSoft, Inc., a Delaware corporation, filed with the Securities and Exchange Commission ("SEC") on April 28, 1998, as amended by Amendment No.1 filed with the SEC on June 9, 1998, Amendment No. 2 filed with the SEC on June 9, 1998, Amendment No. 3 filed with the SEC on July 28, 1998, Amendment No. 4 filed with the SEC on May 19, 1999, Amendment No. 5 filed with the SEC on September 8, 2000, and the First Amendment and Restatement filed with the SEC on June 29, 2001 (the "Amended
Schedule 13D"), is hereby further amended as follows:

     1. Any capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Amended Schedule 13D.

     2. Item 3: The last paragraph under the heading "L-R Global Shares" is deleted in its entirety and replaced with the following text:

     "L-R Global acquired 5,682,727 shares of Common Stock (the "September 2001 Rights Offering Shares") in another rights offering that closed on September 7, 2001, for an aggregate purchase price of $5,000,800, including the conversion of $2,000,000 in indebtedness payable to L-R Global. Accrued interest on the indebtedness was paid in cash at the closing. The purchase price per share (and conversion rate for the indebtedness) is $0.88.

     "The April 1998 Conversion Shares, the Warrant Shares, the Other Acquired Shares, the May 2001 Conversion Shares and the September 2001 Rights Offering Shares are collectively referred to herein as the "L-R Global Shares.""

     3. Item 3: The last parenthetical phrase of the penultimate sentence of the first paragraph under the heading "LaGuardia Shares and Options" is deleted in its entirety and replaced with the following text: "(currently exercisable)".

     4. Item 4: The phrase "L-R's" in the paragraph under the heading "L-R Global Shares" is deleted in its entirety and replaced with the phrase "L-R Global's".

     5. Item 5: Item 5(a) is deleted in its entirety and replaced with the following text:

     "(a) L-R Global beneficially owns 27,358,967 shares of Common Stock (including 94,800 shares issuable upon exercise of the Warrants), which represents approximately 81.95% of the issued and outstanding shares of Common Stock. The percentage ownership of Common Stock by L-R Global was derived by dividing 27,358,967 by the sum of (i) 33,291,056, the number of issued and outstanding shares of the Common Stock after giving effect to the issuance of an aggregate of 6,297,151 shares of Common Stock in connection with the September 2001 rights offering, as confirmed by the Issuer, (the "Unadjusted Outstanding Shares"), and (ii) 94,800, the maximum number of shares of Common Stock that may be acquired by exercising the unexpired Warrants. Because the Reporting Persons (other than L-R Global) may be deemed to control, directly or indirectly, L-R Global, each of such Reporting Persons may be deemed to have the power to direct the vote or disposition of the L-R Global Shares, the unexpired Warrants and the shares of Common Stock issuable upon exercise of the

CUSIP NO. 395793201                                          PAGE 9 of 11 PAGES
          ---------

unexpired Warrants. Accordingly, such Reporting Persons may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Act, to be the beneficial owner of the L-R Global Shares, the unexpired Warrants and the shares of Common Stock issuable upon exercise of the unexpired Warrants. Other than L-R Global, each Reporting Person disclaims ownership of the securities, and the filing of this Schedule 13D shall not be deemed an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the securities covered by this Schedule 13D.

     "Logan is sole beneficial owner of 300,819 shares of Common Stock, representing approximately 0.90% of the issued and outstanding shares of Common Stock. The percentage ownership of Common Stock by Logan was derived by dividing 300,819 by the Unadjusted Outstanding Shares.

     "LaGuardia is sole owner of 517,000 shares of Common Stock (including 500,000 shares issuable upon exercise of the LaGuardia Options), representing approximately 1.53% of the issued and outstanding shares of Common Stock. The percentage ownership of Common Stock by LaGuardia was derived by dividing 517,000 by the sum of the Unadjusted Outstanding Shares and 500,000, the maximum number of shares of Common Stock issuable upon exercise of the LaGuardia Options."

     6. Item 5: Item 5(c) is deleted in its entirety and replaced with the following text:

     "(c) L-R Global acquired the September 2001 Rights Offering Shares in a rights offering that closed on September 7, 2001, for an aggregate purchase price of $5,000,800, including the conversion of $2,000,000 in indebtedness payable to L-R Global. Accrued interest on the indebtedness was paid in cash at the closing. The purchase price per share (and conversion rate for the indebtedness) is $0.88.

     "LaGuardia received a option grant from the Issuer on April 24, 2001, to acquire 250,000 shares of Common Stock at an exercise price of $0.65 per share. The initial terms of the option grant provided that one-third of the options were immediately exercisable, and the remaining two-thirds were exercisable in two equal installments on the first and second anniversaries of the option grant. In August 2001, the Issuer amended the option grant to provide that the entire option grant is immediately exercisable."

     7. Each of Exhibits A, B and K are hereby added to this amendment and shall read in their entirety as set forth following the signature page.

     8. Material to be Filed as Exhibits.




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CUSIP NO. 395793201                                          PAGE 10 of 11 PAGES
          ---------

                Exhibit                                  Description
                -------                                  -----------
                   A               Executive Officers and directors of R&Co (filed
                                   herewith)
                   B               Executive Officers and directors of RFS (filed herewith)
                   K               Amended and Restated Joint Filing Agreement, dated
                                   August 31, 2000, executed by each of the Reporting
                                   Persons (1)
------------------------


(1) Incorporated by reference from the Reporting Persons' Amendment No. 5 to Statement on Schedule 13D filed with the SEC on September 8, 2000.

CUSIP NO. 395793201                                          PAGE 11 of 11 PAGES
          ---------

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, I hereby, on behalf of each of the Reporting Persons, certify that the information set forth in the statement is true, complete and correct.

Dated as of Setpember 28, 2001

                                    ROCKEFELLER & CO., INC., AS A MEMBER
                                    OF L-R MANAGERS, LLC

                                    By: /s/ DAVID A. STRAWBRIDGE
                                        ----------------------------------------
                                         David A. Strawbridge
                                         Vice President